Exhibit 12.1
STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Nine
	Months
	Ended		Year Ended
	September 30,		December 31,
(in thousands)	2009		2008		2007		2006		2005		2004
Ratio of Earnings to Fixed Charges

Earnings:
Income before income taxes	$3,104		$56,564		$47,610		$28,119		$11,933		$491
Add:
Amortization of capitalized interest	35		32		19		13		8		—
Fixed charges, net of capitalized interest	1,667		2,151		2,060		1,857		2,023		2,001

Income before income taxes and fixed charges, net	$4,805		$58,747		$49,689		$29,988		$13,964		$2,492

Fixed Charges:
Total interest expense	$1,386		$1,669		$1,630		$1,629		$1,873		$1,916
Capitalized interest	75		390		186		149		239		0
Interest factor in rents	281		482		430		228		150		85

Total fixed charges	$1,742		$2,540		$2,246		$2,005		$2,262		$2,001

Ratio of earnings to fixed charges	2.8	x	23.1	x	22.1	x	15.0	x	6.2	x	1.2	x